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                                                                   Exhibit 99.3

                             MATERIAL CHANGE REPORT

                   SECTION 75 OF THE SECURITIES ACT (ONTARIO)
               SECTION 85 OF THE SECURITIES ACT (BRITISH COLUMBIA)
                   SECTION 118 OF THE SECURITIES ACT (ALBERTA)
              SECTION 84 OF THE SECURITIES ACT, 1988 (SASKATCHEWAN)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                 SECTION 81 OF THE SECURITIES ACT (NOVA SCOTIA)
              SECTION 76 OF THE SECURITIES ACT, 1990 (NEWFOUNDLAND)


ITEM 1:  REPORTING ISSUER

         Celestica Inc.
         7th Floor
         12 Concorde Place
         Toronto, ON   M3C 3R8

ITEM 2:  DATE OF MATERIAL CHANGE

         October 10, 2001

ITEM 3:  PRESS RELEASE

         A press release was issued on October 10, 2001 by Celestica Inc. ("Celestica") in Toronto, Ontario.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

         On October 10, 2001, Celestica completed its previously-announced acquisition of Omni Industries Limited ("Omni").

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

         On October 10, 2001, Celestica completed its previously-announced acquisition of Omni, a diversified Asian electronics manufacturing services provider headquartered in Singapore.

          As consideration for the acquisition, Celestica will issue to Omni shareholders 9,222,917 shares and will pay cash consideration totaling approximately U.S.$475 million.

ITEM 6:  RELIANCE ON SUBSECTION 75(3) OF THE
         ONTARIO SECURITIES ACT OR EQUIVALENT PROVISIONS

         Not applicable.


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ITEM 7:  OMITTED INFORMATION

         Not applicable.

ITEM 8:  SENIOR OFFICER

         For further information, please contact Elizabeth L. DelBianco, Vice President, General Counsel and Secretary of Celestica at (416) 448-5800.

ITEM 9:  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, Ontario this 19th day of October, 2001



                                       (signed) ELIZABETH L. DELBIANCO
                                       ------------------------------------
                                       Elizabeth L. DelBianco
                                       Vice President, General Counsel
                                       and Secretary